82-1032

IMPERIAL METALS CORPORATION



Third Quarter Report

For the Nine Months Ended September 30, 2001

Suite 420 - 355 Burrard Street, Vancouver, BC V6C 2G8 CANADA
Telephone: 604.669.8959 Facsimile: 604.687.4030 Website: www.imperialmetals.com

To Our Shareholders

The comparative financial results for the three months and nine months ended September 30, 2001 and September 30, 2000 are summarized below:

	Three Months Ended September 30		Nine Months Ended September 30	
(unaudited)	**2001**	**2000**	**2001**	**2000**
	(000's)	*(000's)*	*(000's)*	*(000's)*
Revenues	$29,502	$25,892	$95,456	$70,331
Operating Income (loss)	$ 3,417	$(1,570)	$(709)	$(5,632)
Net Loss	$(5,415)	$(1,382)	$(9,938)	$(6,033)
Net Loss Per Share	$ (0.07)	$(0.02)	$(0.12)	$(0.08)

The results for the three and nine months ended September 30, 2001 include $6.0 million of one time non cash gains related to the closure of the Mount Polley mine.

Operations – Mount Polley Mine

Imperial is operator and 100% owner of the Mount Polley open pit copper/gold mine located 56 kilometres northeast of Williams Lake, B.C. Production results for the three and nine months ended September 30, 2001 are summarized below:

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001
Ore milled (tonnes)	1,647,526	5,149,703
Ore milled per calendar day (tonnes)	17,908	18,863
Ore milled per operating day (tonnes)	18,843	19,826
Grade (%) – Copper	0.364	0.329
Grade (g/t) – Gold	0.505	0.524
Recovery (%) – Copper	79.084	76.178
Recovery (%) – Gold	73.678	74.065
Copper produced (lbs)	10,465,838	28,484,075
Gold produced (ounces)	19,710	64,258

As previously announced, mining and milling operations at the Mount Polley mine were suspended due to continuing low copper and gold prices. Orderly shutdown procedures were followed and the mine will be maintained on standby pending an improvement in metal prices.

Operations – Huckleberry Mine

Imperial is operator and 50% owner of the Huckleberry open pit copper/molybdenum mine located 123 kilometres southwest of Houston, B.C. Production results for the three and nine months ended September 30, 2001 are summarized below:

	Three Months Ended Sept 30, 2001	Nine Months Ended Sept 30, 2001
Ore milled (tonnes)	1,894,905	5,565,897
Ore milled per calendar day (tonnes)	20,597	20,388
Ore milled per operating day (tonnes)	21,840	21,687
Grade (%) – Copper	0.511	0.514
Grade (%) – Molybdenum	0.014	0.016
Recovery (%) – Copper	93.9	94.0
Recovery (%) – Molybdenum	69.7	73.9
Copper produced (lbs)	20,063,530	59,248,257
Molybdenum produced (lbs)	423,758	1,482,255

Corporate Reorganization

Due to challenges faced by the Company as a result of continuing low copper and gold prices and the suspension of the Mount Polley Mine, Imperial voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia on November 23, 2001 to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act.

The Plan will allow the Company to maximize the value of its existing assets for the benefit of all stakeholders. The Plan will also give the Company the means to strengthen its balance sheet, secure new financing and focus on attracting and developing new opportunities in both the mining and the oil and natural gas businesses.

Under the Plan, it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in Imperial and a new company, to be owned by the shareholders of Imperial, will be established to hold the mining assets. The shareholders of Imperial will benefit by holding shares in two companies that are more clearly focused on their respective mandates.

As part of the Plan, it will be proposed that Imperial's convertible debentures and a portion of Imperial's secured debt will be exchanged for common shares to strengthen Imperial's capital base. The unsecured creditors of the Mount Polley mine owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt.

It is expected the Plan will be presented to a meeting of the Company's shareholders and debtholders in January 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

Successful completion of the corporate reorganization under the Plan will allow the Company to move forward and explore new avenues for growth. The Plan applies to Imperial and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited.



Pierre Lebel
President

Quarterly Management's Discussion & Analysis

This report should be read in conjunction with the Company's Audited Financial Statements and Management Discussion & Analysis contained in the annual report for the year ended December 31, 2000. Reference is also made to Note 2 to the Financial Statements describing the Company's Continuing Operations and the Subsequent Event of November 23, 2001.

Effective December 31, 2000 Imperial acquired the 47.5% of the Mount Polley Joint Venture owned by Sumitomo Corporation. Mineral operations now include 100% of the Mount Polley Mine, compared to 52.5% in the prior year.

Three Months Ended September 30, 2001 Compared to Three Months Ended September 30, 2000

Results of Operations

Financial Results
Operating revenues increased to $29.5 million in the quarter ended September 30, 2001 from $25.9 million in the quarter ended September 30, 2000. Inclusion of 100% of the revenues from the Mount Polley Mine in the current quarter increased revenues by $8.8 million however lower metal prices offset a large part of the increase. Average realized metal prices fell substantially from the price levels recorded in the third quarter of 2000. On a comparative basis, excluding the effect of the higher ownership interest in Mount Polley, metal production and sales increased in the current quarter compared to the September 30, 2000 quarter.

Cash flow from operations before net change in non cash operating balances increased in the second quarter of 2001 to $7.0 million from $3.3 million in the prior year.

In the quarter ended September 30, 2001 Imperial recorded a net loss of $5.4 million ($0.07 per share) compared to net loss of $1.4 million ($0.02 per share) in the prior year's quarter. A substantial portion of the loss in the current quarter was the result of suspension of operations at Mount Polley and the $8.9 million writedown of the Mount Polley Mining property.

Mineral Operations
Mineral revenues increased to $28.9 million in the September 2001 quarter from $25.7 million in the prior year's quarter. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $3.2 million from its mining operations in the current quarter compared to cash flow of $4.6 million in prior year's quarter.

Interest Expense
Interest expense on long term debt decreased to $1.3 million in the current quarter from $2.6 million in the September 30, 2000 quarter. Lower average interest rates in 2001 and higher debt levels on the Huckleberry mine and the addition of the interest expense on the convertible debentures were more than offset by the reduction in debt outstanding on the Mount Polley mine resulting from the acquisition of Sumitomo Corporation's interest in Mount Polley. Interest expense on short term debt increased as a result of higher average levels of short term debt.

Foreign Exchange Losses
In the September 2000 quarter most of the Company's long term debt was denominated in US Dollars. At December 31, 2000 the Mount Polley debt was converted to Cdn Dollar denominated debt as part of the purchase of the Mount Polley interest from Sumitomo Corporation. During the September 30, 2001 quarter, the Cdn Dollar weakened against the US Dollar. This resulted in a larger loss on the current portion of US Dollar denominated long term debt compared to the prior year's quarter when the Cdn Dollar only weakened slightly against the US Dollar.

Taxes
In both the 2001 and 2000 quarters the effective tax recovery rate was significantly less than the expected 45.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
The net loss in the September 30, 2001 quarter increased to $5.4 million from $1.4 million in 2000 and cash flow from operations before net change in non cash operating balances improved to $7.0 million from $3.3 million. The statement of loss included more non-cash items, primarily a net $2.8 million on suspension of mining operations and writedown of the Mount Polley Mine.

Working Capital
Working capital at September 30, 2001, excluding current portion of long term debt of $32.1 million, improved to $2.3 million from a deficiency of $1.3 million at September 30, 2000, however the shutdown of the Mount Polley mine restricts the ability of the Company to meet its obligations as they become due as not all of the current assets are readily convertible to cash. Refer to Note 2 to the financial statements for further discussion on the proposed reorganization to settle these debts.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $2.2 million in the 2001 quarter versus $3.4 million in 2000. Expenditures on exploration properties were lower at $0.3 million in the 2001 quarter and the Mount Polley and Huckleberry mine ongoing capital projects, including tailings dam construction, were lower at $1.8 million in 2001 versus $3.2 million in 2000. Other investment activities in the current quarter included proceeds of $1.0 million from the disposition of investments.

Debt and Equity Financing
The Company has $9.1 million of non project long term debt, inclusive of the face amount of the convertible debentures, which will be restructured under the proposed reorganization of the Company as described in Note 2 to the financial statements.

All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Total long term debt was reduced by $1.3 million, including $0.7 million in other debt, during the September 2001 quarter compared to $0.8 million in 2000.

Principal and interest payments during 2000 and 2001 on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on January 1, 2002. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are due in monthly installments of $116,667 and limited to a maximum of ten payments per year. Payments are only due if the mine and mill are in operation during the month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. The suspension of operations at Mount Polley has deferred all payments due for the month of October 2001 and beyond until the mine is back in production.

Nine Months Ended September 30, 2001 Compared to Nine Months Ended September 30, 2000

Results of Operations

Financial Results
Operating revenues increased to $95.4 million in the nine months ended September 30, 2001 from $70.3 million in the nine months ended September 30, 2000. Inclusion of 100% of the revenues from the Mount Polley Mine as a result of the December 31, 2000 acquisition of the remaining interest accounted for $26.9 million of the increase however this was offset by lower metal prices as average realized metal prices fell from the price levels recorded in the year 2000. Lower metal prices in 2001 compared to 2000 were not offset by the higher average US/Cdn Dollar exchange rate. On a comparative basis, excluding the effect of the higher ownership interest in Mount Polley, metal production and sales increased in the nine month period compared to

the September 30, 2000 period when the Mount Polley mine had reduced production due to the failure of a ball mill.

Cash flow from operations before net change in non cash operating balances increased to $13.0 million in 2001 from $8.1 million in the prior year.

In the nine months ended September 30, 2001 Imperial recorded a net loss of $10.0 million ($0.12 per share) compared to net loss of $6.0 million ($0.08 per share) in the prior year.

Mineral Operations
Mineral revenues increased to $93.3 million in 2001 from $69.9 million in the prior year. After deduction of mineral production and treatment and transportation but before financing charges, depletion and depreciation, Imperial recorded cash flow of $10.2 million from its mining operations in 2001 compared to cash flow of $11.9 million in 2000. In the six months ended June 30, 2000 the Mount Polley and Huckleberry mines operated under an Economic Plan from the Job Protection Commission of BC and realized benefits of approximately $1.6 million during that period. The Economic Plans for the two mines expired in June 2000. The suspension of operations at Mount Polley, effective September 30, 2001, will reduce mineral revenues by approximately 60%.

Interest Expense
Interest expense on long term debt decreased to $4.4 million in 2001 from $7.0 million in 2000. Higher debt levels on the Huckleberry mine and the addition of the interest expense on the convertible debentures in 2001 were more than offset by the reduction in debt outstanding on the Mount Polley mine. Interest expense on short term debt increased as a result of higher average levels of short term debt.

Foreign Exchange Losses
During 2000 most of the Company's long term debt was denominated in US Dollars. At December 31, 2000 the Mount Polley debt was converted to Cdn Dollar denominated debt as part of the purchase of the Mount Polley interest from Sumitomo Corporation. In the nine months ended September 30, 2001 the Cdn Dollar weakened against the US Dollar similar to the corresponding period in 2000. This resulted in a higher foreign exchange loss on the US Dollar denominated long term debt. The higher loss on US Dollar denominated accounts receivable was due to a combination of factors including the volatility of the exchange rate, a higher average level of receivables, and timing of cash receipts.

Taxes
In both 2001 and 2000 the effective tax recovery rate was significantly less than the expected 45.6% due to a valuation allowance provided against tax recoveries originating from operating loss carry forwards and the recording of mineral and large corporation tax expense.

Liquidity & Capital Resources

Cash Flow from Operations
Although the year to date net loss increased by $3.9 million in 2001 over 2000 cash flow from operations before net change in non cash operating balances improved to $13.0 million from $8.1 million as the statement of loss included more non-cash items, primarily related to the suspension of operations at Mount Polley.

Working Capital
Working capital at September 30, 2001, excluding current portion of long term debt of $32.1 million, improved to $2.3 million from a deficiency of $1.3 million at September 30, 2000, however the shutdown of the Mount Polley mine restricts the ability of the Company to meet its obligations as they become due as not all of the current assets are readily convertible to cash. Refer to Note 2 to the financial statements for further discussion on the proposed reorganization to settle these debts.

Property Expenditures and Other Investment Activities
Property acquisition and development expenditures totaled $7.8 million in 2001 versus $10.0 million in 2000. Expenditures on exploration properties, primarily at the Sterling Gold mine, were higher at $0.5 million in 2001. Producing oil and natural gas property additions were $1.0 million in 2001 compared to $0.1 million in 2000. Mount Polley and Huckleberry mine ongoing capital projects, including tailings dam construction, were lower at $6.0 million in 2001 versus $9.8 million in 2000. Other investment activities in the current nine month period included the addition of $0.5 million to investments and $2.1 million to reclamation bonds less proceeds of $1.5 million realized on the sale of investments and mineral properties.

Debt and Equity Financing
During 2001 Imperial increased the amount available to it under the concentrate advance facility for the Mount Polley mine to $10 million from $7 million. This increase provided working capital for operations as payment terms on the sale of concentrate were revised. All of these advances are fully covered by concentrate receivables and were repaid in full in November from collection of the related receivables.

The Company has $9.1 million of non project long term debt, inclusive of the face amount of the convertible debentures, which will be restructured under the proposed reorganization of the Company as described in Note 2 to the financial statements.

All of the Company's long term project debt is non-recourse to the Company as it is secured only by the mining properties on which the funds were invested. Total long term debt was reduced by $6.1 million during 2001 compared to $4.1 million in 2000.

Principal and interest payments during 2000 and 2001 on the majority of Huckleberry's debt are governed by the financial restructuring package negotiated in 1999 and are dependent on available cash. Payments of $0.4 million were made on a conditional sales agreement during the nine months ended September 30, 2001. All long term project debt and related accrued interest deferred pursuant to the financial restructuring package for Huckleberry is due on January 1, 2002. As Huckleberry may be unable to generate sufficient free cash flow to make this payment, the lenders may choose to exercise their security or make a new loan restructuring arrangement. This could result in Imperial forfeiting, reducing or otherwise changing its economic interest in the Huckleberry mine.

Payments of the long term debt on the Mount Polley mine are due in monthly installments of $116,667 and limited to a maximum of ten payments per year. Payments are only due if the mine and mill are in operation during the month and any payments deferred due to non operation of the mine and mill are carried forward to the ensuing month. The suspension of operations at Mount Polley has deferred all payments due for the month of October 2001 and beyond until the mine is back in production.

In April 2001 the Company issued 8% subordinated secured convertible debentures with a face value of $4.7 million from which the proceeds were used to repay short term debt incurred on the acquisition of the remaining interest in the Mount Polley mine. These debentures are convertible into common shares at $0.25 per share and are repayable on January 31, 2006.

Continuing Operations
As discussed in Note 2, the Company has voluntarily filed for protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies Creditors Arrangement Act.

This filing suspends payments on debts outstanding at November 23, 2001 allowing the Company to conserve cash while it prepares the Plan and seek formal approval by the creditors and shareholders. The Plan is expected to be ready for approval in January 2002. It is anticipated that existing cash, and other non-cash resources that can readily be converted to cash, will be sufficient to meet the Company's post November 23, 2001 obligations until at least March 31, 2002. Cash requirements beyond March 31, 2002 will be dependent on successful completion of the Plan and any subsequent debt or equity financings.

IMPERIAL METALS CORPORATION

CONSOLIDATED BALANCE SHEETS

	September 30 2001	December 2000	September 30 2000
ASSETS			
Current Assets			
Cash and cash equivalents	$2,545,316	$1,760,192	$1,029,339
Marketable securities [Market value at September 30, 2001$2,850,328]	2,474,588	3,322,957	4,531,671
Accounts receivable	14,162,752	9,822,439	11,236,716
Inventory	5,838,941	7,103,812	4,488,247
	25,021,597	22,009,400	21,285,973
Investments	1,705,135	1,855,856	1,815,354
Mineral Properties	73,797,651	86,718,250	115,866,748
Future Site Reclamation Deposits	7,642,193	5,531,246	5,508,741
Other Assets	7,276,084	4,725,759	8,368,557
	$115,442,660	$120,840,511	$152,845,373
LIABILITIES			
Current Liabilities			
Accounts payable and accrued charges	$16,050,467	$20,194,076	$20,832,798
Short term debt	6,624,537	358,000	1,726,000
Current portion of limited recourse long term debt and accrued interest	27,745,019	5,497,226	50,212,502
Current portion of other long term debt	4,400,000	262,740	4,288,390
	54,820,023	26,312,542	77,059,690
Limited Recourse Long Term Debt and Accrued Interest	48,360,209	69,267,224	62,373,781
Other Long Term Debt	-	4,650,000	-
Convertible Debentures (Note 3)	2,602,832	-	-
Other Long Term Liabilities	-	1,753,665	1,270,158
Future Site Reclamation Costs	8,135,576	9,613,775	6,441,499
	113,918,640	111,597,206	147,145,128
SHAREHOLDERS' EQUITY			
Share Capital	17,351,572	17,320,462	17,290,972
Share Purchase Warrants	303,177	303,177	511,847
Equity Component of Convertible Debentures (Note 3)	2,188,029	-	-
Deficit	(18,318,758)	(8,380,334)	(12,102,574)
	1,524,020	9,243,305	5,700,245
	$115,442,660	$120,840,511	$152,845,373

Continuing Operations and Subsequent Event (Note 2)

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the Nine Months Ended September 30, 2001

	Third Quarter Three Months Ended September 30		Year to Date Nine Months Ended September 30	
	2001	2000	2001	2000
REVENUES				
Mineral, net of royalties	$28,936,172	$25,749,262	$93,285,693	$69,851,731
Other	565,406	142,864	2,170,484	378,513
	29,501,578	25,892,126	95,456,177	70,331,336
EXPENSES				
Mineral production, treatment and transportation	19,779,919	20,519,935	77,289,911	56,681,906
Depletion, depreciation and amortization	3,806,025	3,156,791	10,760,858	9,196,181
Administration	184,079	307,990	645,354	1,024,073
Capital taxes	35,699	29,370	131,118	167,648
Interest on long term debt	1,292,329	2,575,280	4,371,583	7,045,005
Other interest	262,115	203,152	920,106	656,139
Foreign exchange loss on long term debt	1,015,761	542,214	1,408,727	1,158,435
Other foreign exchange loss (gain)	(291,472)	127,542	638,019	34,173
	26,084,455	27,462,274	96,165,676	75,963,560
OPERATING INCOME (LOSS)	3,417,123	(1,570,148)	(709,499)	(5,632,224)
Deduct (Add)				
Writedown of mineral property	8,873,049	-	8,873,049	-
Other	(243,856)	7,829	(109,942)	19,604
LOSS BEFORE TAXES	5,212,070	1,577,977	9,472,606	5,651,828
Income and mining taxes	203,315	196,044	465,818	380,933
NET LOSS	5,415,385	1,381,933	9,938,424	6,032,761
Deficit, Beginning of Period	12,903,373	6,069,813	8,380,334	6,069,813
Deficit, End of Period	$18,318,758	$12,102,574	$18,318,758	$12,102,574
Basic and Fully Diluted Loss Per Share	$0.07	$0.02	$0.12	$0.08

*Note: Due to rounding the sum of the quarterly loss per share amounts do not equal the year to date loss per share.

Supplemental Disclosure of Outstanding Shares	September 30, 2001	November 29, 2001
Common shares outstanding	80,674,148	80,742,972
Fully diluted common shares outstanding	107,945,500	107,989,324

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Nine Months Ended September 30, 2001

	Third Quarter Three Months Ended September 30		Year to Date Nine Months Ended September 30	
	2001	2000	2001	2000
OPERATING ACTIVITIES				
Net (loss)	$(5,415,385)	$(1,381,933)	$(9,938,424)	$(6,032,761)
Items not affecting cash flows				
Depletion, depreciation and amortization	3,806,025	3,156,791	10,760,858	9,196,181
Foreign exchange loss (gain) on long term debt	1,015,761	542,214	1,408,727	1,158,435
Accrued interest on long term debt	987,318	1,349,950	3,608,305	3,676,666
Writedown of mineral property	8,873,049	-	8,873,049	-
Other	(2,272,160)	(379,448)	(1,653,371)	68,812
	6,994,608	3,287,574	13,059,144	8,067,333
Net change in non-cash operating balances	(5,097,114)	667,334	(104,145)	3,320,841
Cash provided by operating activities	1,897,494	3,954,908	12,954,999	11,388,174
FINANCING ACTIVITIES				
Decrease in long term debt	(1,311,760)	(776,902)	(6,084,590)	(4,129,957)
Convertible debentures, net of issue costs of $82,301 (Note 3)	(15,818)	-	4,587,699	-
Decrease in other long term liabilities	-	(49,366)	(1,753,665)	(551,985)
Issue of common shares	14,633	16,534	31,110	32,126
Cash (used in) financing activities	(1,312,945)	(809,734)	(3,219,446)	(4,649,816)
CASH PROVIDED BY OPERATING AND FINANCING ACTIVITIES	584,549	3,145,174	9,735,553	6,738,358
INVESTMENT ACTIVITIES				
Acquisition and development of properties	2,190,753	3,405,022	7,759,285	9,982,193
Other	(1,023,244)	(318,489)	1,191,144	(611,469)
Cash used in investment activities	1,167,509	3,086,533	8,950,429	9,370,724
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(582,960)	58,641	785,124	(2,632,366)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	3,128,276	970,698	1,760,192	3,661,705
CASH AND CASH EQUIVALENTS, END OF PERIOD	$2,545,316	$1,029,339	$2,545,316	$1,029,339
Interest expense paid	$434,228	$102,805	$1,420,580	$2,548,557
Interest income received	$83,895	$104,395	$530,358	$418,557
Taxes (recovered) paid	$(11,614)	$6,956	$384,951	$301,676

(UNAUDITED – PREPARED BY MANAGEMENT)

IMPERIAL METALS CORPORATION

Notes to the Consolidated Financial Statements

For the Nine Months Ended September 30, 2001

1. Significant Accounting Policies

These accompanying unaudited financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted and, accordingly, these financial statements should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2000. In the opinion of management these financial statements include all adjustments necessary (which are of a normal and recurring nature) for the fair presentation of the results of the interim periods presented. These financial statements have been prepared using the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2000. The results of operations for any interim period are not necessarily indicative of the results of operations for any other interim period or for a full fiscal year.

2. Continuing Operations and Subsequent Event

These financial statements have been prepared on the basis that the Company is a going concern which contemplates the realization of assets and satisfaction of liabilities in the normal course of business.

The suspension of operations at the Mount Polley Mine has substantially reduced the revenues necessary to fund the cost of maintaining the property on a care and maintenance basis pending an improvement in metal prices. Huckleberry Mines Ltd. has an obligation to pay approximately $63.0 million on January 1, 2002 of principal and interest deferred pursuant to a financial restructuring package for Huckleberry. The lenders may choose to exercise their security or make a new loan restructuring arrangement and this could result in Imperial forfeiting, reducing or otherwise changing it 50% economic interest in the Huckleberry Mine. Imperial also owes a total of $9.1 million of non project debt inclusive of a $4.7 million secured debenture. Cash flow, exclusive of Mount Polley and Huckleberry operations, may not be sufficient to repay these loans as scheduled.

On November 23, 2001 the Company voluntarily filed for, and was granted, protection by the Supreme Court of British Columbia to allow it to reorganize its business by way of a Plan of Arrangement (the "Plan") under the Company Act of British Columbia and the Companies' Creditors Arrangement Act. The Plan applies to Imperial and two of its wholly owned subsidiaries, Mount Polley Mining Corporation and Mount Polley Holding Company Limited.

Under the Plan, it will be proposed that Imperial divide its operations into two distinct businesses, one focused on oil and natural gas and the other focused on mining. All of the Company's existing oil and natural gas and investment assets will be retained in Imperial and a new company, to be owned by the shareholders of Imperial, will be established to hold the mining assets. The shareholders of Imperial will benefit by holding shares in two companies that are more clearly focused on their respective mandates.

As part of the Plan, it will be proposed that Imperial's convertible debentures and a portion of Imperial's secured debt will be exchanged for common shares to strengthen Imperial's capital base. The unsecured creditors of the Mount Polley mine owed less than $5,000 will receive cash in full payment of amounts owed, while creditors owed more than $5,000 will receive a combination of cash and shares in payment of their debt.

It is expected the Plan will be presented to a meeting of the Company's shareholders and debtholders in January 2002 for formal approval. Implementation of the Plan will be subject to court and regulatory approval.

Continuation of the Company as a going concern is dependent on successful completion of the Plan and/or the continued financial support of the existing lenders and shareholders. These financial statements do not include the adjustments which would be necessary if the Company was unable to continue as a going concern.

3. Convertible Debentures

On April 11, 2001 the Company issued subordinated secured convertible debentures with a face value of $4,670,000 that mature on January 31, 2006. The debentures are secured by a floating charge on all property of the Company, subordinated to all senior security holders and bear interest at 8% per year with interest payable quarterly, and are convertible into common shares of the Company at the option of the holder at any time prior to maturity at a conversion price of $0.25 per common share.

In accordance with the recommendations of the Canadian Institute of Chartered Accountants, the convertible debentures have been segregated into their debt and equity components. The financial liability component, representing the value allocated to the liability at inception, is recorded as a long term liability. The remaining component, representing the value ascribed to the holders' option to convert the principal balance into common shares of the Company, is classified as "Equity Component of Convertible Debentures" in shareholders' equity. These components have been measured at their respective fair values on the date the convertible debentures were issued.

The components of the convertible debentures are as follows:

	September 30, 2001	Issue Date April 11, 2001
Debt component	$2,602,832	$2,442,719
Equity component (net of financing costs of $39,252)	$2,188,029	$2,188,029

The debt component of the convertible debenture will be accreted to the $4,670,000 maturity value of the instrument through the recording of additional interest expense over the term of the convertible debenture.

Insiders of the Company purchased $3,420,000 of the convertible debentures.

4. Contingent Liability

As part of the 1998 Economic Plan sponsored by the Job Protection Commission of British Columbia certain wages and salaries were deferred and are payable on April 30, 2002 on the condition that the Mount Polley Mine is operating at that date. As a result of the suspension of operations at the Mount Polley mine the Company has credited deferred salary and wage accruals totaling $1,544,402 to mineral operating costs in the quarter ended September 30, 2001. The salary and wage deferrals remain payable in the event the Mount Polley Mine is operating on April 30, 2002.